UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-38764

Aptorum Group Limited

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item 1.01	Entry into a Material Definitive Agreement

(a)	Master Collaboration Agreement

On April 24, 2019, we signed an agreement with Aeneas Capital Limited, and A*ccelerate Technologies Pte. Ltd, the enterprise office of the Agency for Science, Technology and Research (“A*STAR”), (collectively, the “Parties”) to co-create local deep tech startups. This agreement, which is part of A*ccelerate’s venture co-creation (“VCC”) initiative, commits all parties to the co-creation of local startups in the healthcare and life science sector (the “Master Collaboration Agreement”).

The goal is to create a total of up to 20 deep tech ventures in Singapore will be created by this partnership over the next 5 years. These enterprises will leverage technologies co-developed by both A*STAR’s research institutes and Aptorum Group, as well as technologies identified and collaborated on worldwide by both institutions. As part of this agreement, all parties will also actively seek expertise, and nurture entrepreneurs to accelerate the growth of its ventures through Singapore and its worldwide partnerships.

Under the Master Collaboration Agreement, the Parties will set up a panel consisting of 1 nominee from A*STAR and 1 nominee from the Company, Aeneas Capital Limited, or Aptorum Ventures Holding Pte Limited (“Aptorum Ventures”) (which will act as the holding company for all subsequent venture creation or joint commercialization center activities including the development of the startups), to review and approve the business plan of all suitable startups. Each startup shall have a valuation mutually agreed upon between all Parties, and shall have A*STAR and Aptorum Ventures as founding shareholders.

A*STAR shall contribute a total of up to $30,000,000 to any suitable startups, at their discretion The Company and Aeneas Capital Limited will contribute a total of up to $30,000,000 to any suitable startups at their discretion with a focus on (i) securing pilot customers; (ii) incorporation of the startups as companies and financial commitments of such customers; (iii) capital raising and capital market plans; (iv) recruiting and building of the startup teams; (v) equipment and infrastructure; and (vi) licensing of IP to the startups under the Technology License Agreements.

The Master Collaboration Agreement shall continue for a period of 5 years, unless otherwise terminated or extended by the Parties.

A copy of the agreement is attached hereto as Exhibit 10.1.

(b)	Bond Repurchase

On April 24, 2019, the Company’s wholly owned subsidiary, Aptorum Investment Holding Ltd., repurchased convertible bonds (the “Bonds”) from Peace Range Limited, (“Peace Range”) a wholly owned subsidiary of Adamas Ping An Opportunities Fund LP. The Bonds were originally issued on April 25, 2018, in the principal amount of $15,000,000 (minus a structuring fee equal to 2% of the principal amount of the Bonds). As part of the original subscription for the Bonds, the Bondholder was granted certain rights to subscribe for additional ordinary shares of the Company, in an amount up to the principal amount of the Bonds at a price of US$12.17 (subject to adjustment) on or before December 17, 2019 (“Subscription Right”). The total consideration of the repurchase of Bonds and the Subscription Rights were US$13.6 million in cash, excluding accrued interest.

A copy of the Subscription Agreement, Bond Certificate and related documents were filed with the SEC, on Form F-1 on September 5, 2018 (File No: 333-227198). A copy of the repurchase agreement is attached hereto as Exhibit 10.2

Item 8.01	Other Events

On April 24, 2019, we issued 4 press releases, copies of which are attached hereto as Exhibits 99.1, 99.2, 99.3, and 99.4 respectively.

On May 2-3, 2019, the Company will participate in an international healthcare conference in Singapore. We are attaching a copy of the PowerPoint presentation that the Company will use at the conference and other events, as Exhibit 99.5 to this Report and such PowerPoint is incorporated herein by reference; the presentation will also be available on the Company’s website www.aptorumgroup.com.

Neither this report nor the presentation attached hereto as Exhibit 99.5 constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The information in this Form 6-K, including Exhibit 99.5 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Master Collaboration Agreement by and between the Company, A*ccelerate Technologies Pte. Ltd, and Aeneas Capital Limited dated April 24, 2019
10.2	Bond Repurchase Agreement dated April 24, 2019
99.1	Press Release dated April 24, 2019
99.2	Press Release dated April 24, 2019
99.3	Press Release dated April 24, 2019
99.4	Press Release dated April 24, 2019
99.5	PowerPoint Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2019

Aptorum Group Limited

By:	/s/ Sabrina Khan
Sabrina Khan
Chief Financial Officer

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